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                                                                   Exhibit 99.1

                               [Zapata Letterhead]

                                                             February 27, 1997



Mr. F. Edward Gustafson
Chairman of the Board
Envirodyne Industries, Inc.
Suite 190
701 Harger Road
Oak Brook, Illinois  60521

Dear Ed:

                  I have received your February 17 letter and thought I should clear up an obvious misunderstanding. I did not make any demand, either on behalf of Zapata or myself. All that I asked you, not the nominating committee, to do was consider and give me your reaction to an increase by three in the number of board positions to be filled by designees of Zapata. I did not ask you to take any proposal, much less a demand, to the nominating committee or to the rest of the board, as was apparently done. When you called Malcolm on Friday, February 14 and told him that the nominating committee had rejected what you termed my "proposal," you did not use the word demand or refer to a meeting of all the members of the board excluding us. I trust this sets the record straight.

                  On a related point, it seems inappropriate for any member of the nominating committee with a potentially conflicting interest in the matter to participate on any question concerning Zapata.

                                                          Very truly yours,

                                                          /s/ AVRAM A. GLAZER

                                                          Avram A. Glazer